Filed by Owens Mortgage Investment Fund
and Owens Realty Mortgage, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and, as applicable, deemed filed
pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company:  Owens Realty Mortgage, Inc.
Registration Statement File No. 333-184392

PLEASE READ

Owens Mortgage Investment Fund,
a California Limited Partnership

2221 Olympic Boulevard
                                        Walnut Creek, California 94595
February 14, 2013

Dear Owens Mortgage Investment Fund Limited Partner:

You are invited to attend a special meeting of the Limited Partners of Owens Mortgage Investment Fund, a California Limited Partnership to be held at the Walnut Creek Marriott, 2355 N. Main Street, Walnut Creek, CA 94596 on the 3rd day of April, 2013 at 1:00 p.m., local time. At the special meeting, you will be asked to consider and vote upon a proposal to adopt and approve a merger agreement and to approve the transactions necessary to restructure our business to qualify as a real estate investment trust, or REIT.

      In an effort to provide you with a convenient method for reviewing a summary of the proposed REIT conversion and related matters, we are providing you with the attached Questions and Answers. The attached Questions and Answers are the same Questions and Answers contained on pages 1 through 8 of the enclosed proxy statement/prospectus.

     We appreciate your cooperation in considering and acting on the matters presented.

Sincerely,

William C. Owens
Chairman, President and Chief Executive Officer
Owens Financial Group, Inc., the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership

QUESTIONS AND ANSWERS ABOUT THE REIT CONVERSION AND MERGER

What follows are questions that you, as a Limited Partner of Owens Mortgage Investment Fund, a California Limited Partnership, or OMIF, may have regarding the REIT conversion (as defined below), the merger and the special meeting, and the answers to those questions. You are urged to carefully read this Q&A, the related proxy statement/prospectus and the other documents referred to in the proxy statement/prospectus in their entirety because the information in this Q&A may not provide all of the information that might be important to you with respect to the REIT conversion and the merger or the special meeting. Additional important information is contained in the annexes to the proxy statement/prospectus.

The information contained in this Q&A and the proxy statement/prospectus, unless otherwise indicated, assumes the REIT conversion and all the transactions related to the REIT conversion, including the merger, will occur. When used in this Q&A, unless otherwise specifically stated or the context otherwise requires, the terms  “we,” “our” and “us” refer to OMIF with respect to the period prior to the merger, and Owens Realty Mortgage, Inc. with respect to the period after the merger.

Q:	What is proposed?

A:
The board of directors of Owens Financial Group, Inc. as the sole general partner of Owens Mortgage Investment Fund, a California Limited Partnership, or OMIF, has approved a plan to restructure OMIF’s business operations to enable it to elect to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. We refer to the merger that will effect the restructuring, the related restructuring transactions and the election of REIT status as the REIT conversion. Following the REIT conversion, subject to compliance with applicable REIT rules and regulations, we intend to continue our real estate lending business consistent with past practices. We do not expect a significant change in our business operations as a result of the REIT conversion. The REIT conversion will not change our investment objectives. We currently do not plan to raise additional capital through equity financings, except through a distribution reinvestment plan we intend to adopt.

Q:	Why are we proposing the REIT conversion?

A:
We are proposing the REIT conversion primarily to provide liquidity for Limited Partners.  We will apply to list the shares of common stock, par value $0.01 per share, of Owens Realty Mortgage, Inc., or the Common Stock, on the NYSE MKT LLC, or the NYSE MKT, or on a national securities exchange acceptable to Owens Realty Mortgage, Inc.  Approval for listing of the shares on the NYSE MKT, or on a national securities exchange acceptable to Owens Realty Mortgage, Inc., is a condition to consummation of the merger and REIT conversion.

Q:	What is a REIT?

A:
A REIT is a corporation or other entity that derives most of its income from real estate loans and real property and whose assets predominantly consist of such loans and property. The corporation must make a special election for U.S. federal income tax purposes to be treated as a REIT. Subject to a number of significant exceptions, a corporation that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes to its stockholders, thereby reducing its corporate-level taxes.

Q:	What will happen in the REIT conversion?

A:	The REIT conversion, if approved, will involve several restructuring transactions:

The Merger

The principal restructuring transaction is the merger of OMIF with and into Owens Realty Mortgage, Inc., a recently formed Maryland corporation.  Owens Realty Mortgage, Inc. will be the surviving entity in the merger and will succeed to and continue the business of OMIF. As a consequence of the merger and the REIT conversion:

• every 25 limited partner units of OMIF, or LP Units, will be converted into one share of Common Stock.   The units of OMIF representing the general partner interest of Owens Financial Group, Inc. will be treated as follows: (a) the 1,496,600 units representing the general partner  interest that is an expense of OMIF, or the Carried Interest, will be cancelled upon consummation of the merger; and (b) the approximate 1,378,256  units representing the general partner interest relating to cash contributions made by Owens Financial Group, Inc. to the capital of OMIF, or the GP Contribution Interest, will be converted into shares of Common Stock in the same manner LP Units are converted into shares of Common Stock. The 1,000 shares of Common Stock owned by William C. Owens, the sole stockholder of Owens Realty Mortgage, Inc. prior to the REIT conversion, will be cancelled in exchange for $1,000 in the merger. No fractional shares of Common Stock will be issued in connection with the merger and REIT conversion. Instead, cash adjustments will be paid in respect of any shares of Common Stock that would otherwise be issuable, and the amount of such cash adjustments shall be determined in good faith by the board of directors of Owens Realty Mortgage, Inc.;

•  the shares of Common Stock will trade on the NYSE MKT or on a national securities exchange acceptable to Owens Realty Mortgage, Inc., as approval for listing of the shares is a condition to consummation of the merger and REIT conversion;

• Owens Realty Mortgage, Inc. will succeed to and continue to operate, directly or indirectly, all of the existing business of OMIF;

• your rights as stockholders of Owens Realty Mortgage, Inc. will be governed by Maryland law and the charter and bylaws of Owens Realty Mortgage, Inc.; and

• Owens Financial Group, Inc. will continue to manage our day-to-day business operations, subject to the oversight of the board of directors of Owens Realty Mortgage, Inc., pursuant to the terms and conditions of a management agreement, or the Management Agreement.

We have attached a copy of the merger agreement as Annex A to the proxy statement/prospectus. We have also attached copies of the charter and the bylaws of Owens Realty Mortgage, Inc., and the form of Management Agreement as Annex B, Annex C and Annex D, respectively, to the proxy statement/prospectus. If Limited Partners approve the merger agreement and the transactions contemplated thereby, which will implement the REIT conversion, we will not make any material changes to the merger agreement unless further Limited Partner approval is obtained.  We urge you to read each of these documents carefully. While our management structure will be substantially similar to that of OMIF, there are certain minimal differences.  See “Comparison of Rights of Limited Partners of OMIF and Stockholders of Owens Realty Mortgage, Inc.” in the proxy statement/prospectus.

Other Important Restructuring Transactions

In connection with the REIT conversion, OMIF intends to transfer, directly or indirectly, various properties to one or more wholly-owned corporate subsidiaries of Owens Realty Mortgage, Inc. The transferred assets will consist primarily of real property previously foreclosed upon by OMIF that may be sold to third parties in the near future. Properties held for investment will not be transferred to corporate subsidiaries. The composition and value of any assets to be transferred can only be determined at the time of the REIT conversion.  When we transfer certain properties to wholly-owned corporate subsidiaries, these wholly-owned subsidiaries will elect to be treated as “taxable REIT subsidiaries” effective upon the REIT conversion. Income from these wholly-owned taxable REIT subsidiaries will be either distributed to Owens Realty Mortgage, Inc., where it will contribute to income available for distribution to stockholders or be reinvested into Owens Realty Mortgage, Inc.’s business, or be retained by the taxable REIT subsidiaries and used to fund their operations. In lieu of placing properties in taxable REIT subsidiaries, we may also sell foreclosed properties prior to the REIT conversion, which could result in a lower amount realized by us than if such properties were sold at a later date.

A taxable REIT subsidiary is a corporation in which a REIT owns stock and which joins the REIT in filing a taxable REIT subsidiary election on Internal Revenue Service, or IRS, Form 8875. A taxable REIT subsidiary also includes any corporation in which a taxable REIT subsidiary owns securities representing more than 35% of the voting power or more than 35% of the value of such corporation’s outstanding securities. A taxable REIT subsidiary generally can conduct activities that generate gross income that would not be qualifying income for purposes of the gross income tests applicable to REITs and generally can hold assets that would not be qualifying assets for purposes of the quarterly asset tests applicable to REITs. As the name implies, taxable REIT subsidiaries are subject to corporate income tax on the income they recognize and, unlike a REIT, they are not allowed a deduction for dividends they pay on their stock.

Q:	What alternatives were considered to a REIT conversion?

A:
As alternatives to a REIT conversion, we considered maintaining the current operating structure as well as a liquidation of OMIF. As discussed in the proxy statement/prospectus, we concluded that maintaining the current structure was not in the best interests of Limited Partners as it provides only limited liquidity and reduces the availability of funds for investment in real estate loans.

We also evaluated liquidation as an alternative. We engaged an independent valuation firm, ValuCorp International, Inc., or ValuCorp, to prepare an analysis of the value of an LP Unit in a liquidation scenario as of June 30, 2012. In the opinion of ValuCorp, the maximum value obtainable under a liquidation scenario would be $0.49964 per LP Unit and the actual value could be substantially lower under certain circumstances. Owens Financial Group, Inc., the sole general partner of OMIF, based on its experience in commercial real estate lending, also believes that any liquidation of OMIF would result in a substantial loss of unit value. Therefore, we have decided not to pursue liquidation.

A copy of ValuCorp’s opinion is attached as Annex E to the proxy statement/prospectus. The full text of the ValuCorp report has been filed with the Securities and Exchange Commission, or the SEC, as an exhibit to the registration statement of which the proxy statement/prospectus is a part.

Q:	Will our business operations change after the REIT conversion?

A:
Subject to compliance with applicable REIT rules and regulations, we plan to operate our business after the REIT conversion substantially as it is currently conducted. We do not expect any material change in our business operations as a result of the REIT conversion. Our investment policies, as set forth in the Seventh Amended and Restated Limited Partnership Agreement for OMIF, or the Partnership Agreement, are not expected to change substantially and following the REIT conversion may not be changed without the approval of the holders of a majority of the outstanding shares of stock of Owens Realty Mortgage, Inc. Subject to compliance with applicable REIT rules and regulations, we expect to continue to follow our current loan underwriting guidelines and substantially all of our existing investment policies. We currently do not plan to raise additional capital through equity financings, except through a distribution reinvestment plan we intend to adopt. Owens Financial Group, Inc. will continue to serve as our manager after the REIT conversion. Unlike before, however, Owens Financial Group, Inc. will manage our business subject to the oversight of the board of directors of Owens Realty Mortgage, Inc. and pursuant to the terms and conditions of a Management Agreement, the form of which is attached as Annex D to the proxy statement/prospectus.

Q:	What are the material terms of the Management Agreement to be entered into with Owens Financial Group, Inc.?

A:
General.  Owens Financial Group, Inc. will implement our business strategies on a day-to-day basis subject to the oversight of the board of directors of Owens Realty Mortgage, Inc. There are no material differences between Owens Realty Mortgage Inc.’s investment and operating policies and the fees payable to Owens Financial Group, Inc. under the Management Agreement, and the management provisions currently set forth in the Partnership Agreement. See “Management Agreement” in the proxy statement/prospectus.

Compensation.  Owens Financial Group, Inc. will be compensated based on the various services it provides according to the Management Agreement and charter of Owens Realty Mortgage, Inc.  The compensation structure under the Management Agreement and the charter is substantially the same as currently set forth in the Partnership Agreement. The fees payable by us to Owens Financial Group, Inc. may not be changed without the approval of the holders of a majority of the outstanding shares of stock of Owens Realty Mortgage, Inc. (subject to certain limited exceptions set forth in the Management Agreement and charter of Owens Financial Group, Inc.). Owens Financial Group, Inc. earned a total of approximately $1,425,000 for the nine months ended September 30, 2012 and approximately $2,577,000 and $2,457,000 for each of the fiscal years ended December 31, 2011 and 2010, respectively, for managing OMIF. In addition, Owens Financial Group, Inc. earned a total of approximately $60,000, $955,000 and $227,000 in fees from borrowers for the nine months ended September 30, 2012 and the fiscal years ended December 31, 2011 and 2010, respectively. The total amount earned by Owens Financial Group, Inc. that is paid by borrowers represents fees on loans originated or extended for OMIF (including loan fees, late payment charges and miscellaneous loan fees). Owens Financial Group, Inc. currently does not manage funds other than OMIF, although it may engage in such activities in the future.

Term; Termination. The Management Agreement will continue in force for the duration of the existence of Owens Realty Mortgage, Inc. (which is currently December 31, 2034), unless earlier terminated in accordance with the Management Agreement. The Management Agreement will be terminated upon the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. This provision is similar to the current Partnership Agreement, which permits Limited Partners holding a majority of outstanding LP Units (excluding  LP Units held by Owens Financial Group, Inc.) to terminate Owens Financial Group, Inc. as a general partner. In addition, Owens Realty Mortgage, Inc. may terminate the Management Agreement for cause effective upon 30 days’ prior written notice, and Owens Financial Group, Inc. may terminate the Management Agreement for cause effective upon 60 days’ prior written notice. Owens Financial Group, Inc. may also terminate the Management Agreement upon an amendment to Owens Realty Mortgage, Inc.’s charter that modifies the compensation to which Owens Financial Group, Inc. is entitled. The Management Agreement does not contain any termination penalty or payment provisions.

Q:	Will the REIT conversion result in additional benefits to Owens Financial Group, Inc.?

A:
Yes. If the REIT conversion is consummated, OMIF’s total capital will not continue to be reduced to satisfy redemption requests or be returned in its entirety to members in the event of liquidation. Instead, the capital may be used to invest in new loans from which Owens Financial Group, Inc. can continue to earn fees.

Owens Financial Group, Inc. will continue to face the same conflicts of interest in its role as manager of Owens Realty Mortgage, Inc. as currently exist in connection with its management of OMIF. See “Conflicts of Interest”
in the proxy statement/prospectus.

Q:	Will I continue to have redemption rights after the REIT conversion?

A:
No. Under the Partnership Agreement, you currently have the right to withdraw as a member and require OMIF to redeem your LP Units upon withdrawal, subject to certain conditions and limitations, including a maximum limit of $100,000 by any Limited Partner during any calendar quarter. In addition, in no event shall the sum of all withdrawals permitted under the Partnership Agreement, together with certain permitted transfers and distributions of net proceeds under the Partnership Agreement, exceed 10% of the aggregate capital accounts of all outstanding LP Units in any calendar year, except upon a vote of the Limited Partners to dissolve OMIF. The redemption demands have exceeded this limit. Consequently, many Limited Partners who would like to attain liquidity for their LP Units have been unable to do so within the timeframe they desire. As of September 30, 2012, Limited Partners holding approximately 108,200,000 LP Units, representing approximately 38% of all outstanding LP Units and units represented by the Carried Interest and GP Contribution Interest, had requested withdrawals. These requests to redeem LP Units total approximately $102,192,000 (tax basis) and represent approximately 38% of OMIF’s total tax basis capital.

You will not have any redemption rights as a stockholder of Owens Realty Mortgage, Inc. after the REIT conversion. Upon completion of the REIT conversion, Limited Partners in effect will surrender any outstanding redemption requests.  However, the shares of Common Stock to be issued in the merger will trade on the NYSE MKT, or on a national securities exchange acceptable to Owens Realty Mortgage, Inc., as approval for listing of the shares is a condition to consummation of the merger and REIT conversion.

Q:	How will my rights as an equity holder change after the REIT conversion?

A:
Your current rights as a Limited Partner of OMIF are governed primarily by the Partnership Agreement. If the merger proposal is approved by Limited Partners of OMIF and the merger is consummated, you will become a stockholder of Owens Realty Mortgage, Inc., and your rights as a stockholder of Owens Realty Mortgage, Inc., will be governed by the Maryland General Corporation Law, or the MGCL, and the charter and bylaws of Owens Realty Mortgage, Inc.

The REIT conversion has been structured to preserve in all material respects your rights in OMIF by replicating them in Owens Realty Mortgage, Inc. In that regard, your rights to vote on certain matters as a stockholder of Owens Realty Mortgage, Inc., will be substantially similar to your voting rights as a Limited Partner of OMIF.  However, some important differences exist between your rights as a Limited Partner of OMIF and your rights as a stockholder of Owens Realty Mortgage, Inc.

You will not have redemption rights after the REIT conversion. Another difference is that the charter of Owens Realty Mortgage, Inc. prohibits ownership, directly or by the attribution provisions of the U.S. federal tax laws, by any person of more than a specified percentage of the outstanding shares of Owens Realty Mortgage, Inc.’s stock. This ownership limitation is being implemented primarily to satisfy certain requirements under the Internal Revenue Code of 1986, as amended, or the Code, that are applicable to REITs in general and to otherwise address concerns relating to stock ownership. A chart comparing your rights as a stockholder of Owens Realty Mortgage, Inc., and a Limited Partner of OMIF is set forth under “Comparison of Rights of Limited Partners of OMIF and Stockholders of Owens Realty Mortgage, Inc.” in the proxy statement/prospectus.

Copies of the charter and the bylaws of Owens Realty Mortgage, Inc. are attached as Annex B and Annex C, respectively, to the proxy statement/prospectus.

Q:	What will I receive in connection with the merger?

A:
At the time of the completion of the merger, you will receive one share of Common Stock for every 25 LP Units that you hold. The units of OMIF representing the general partner interest of Owens Financial Group, Inc. will be treated as follows: (a) the 1,496,600 units representing the Carried Interest will be cancelled upon consummation of the merger; and (b) the approximate 1,378,256 units representing the GP Contribution Interest will be converted into shares of Common Stock in the same manner LP Units are converted into shares of Common Stock. The 1,000 shares of Common Stock owned by William C. Owens, the sole stockholder of Owens Realty Mortgage, Inc. prior to the REIT conversion, will be cancelled in exchange for $1,000 in the merger. We will apply to list the shares of Common Stock on the NYSE MKT or on a national securities exchange acceptable to Owens Realty Mortgage, Inc. Approval for listing of the shares of Common Stock on the NYSE MKT, or on a national securities exchange acceptable to Owens Realty Mortgage, Inc., is a condition to consummation of the merger and REIT conversion.

Q:	Will I receive fractional shares of the Common Stock in connection with the merger?

A:
No fractional shares of Common Stock will be issued in connection with the merger and REIT conversion. Instead, cash adjustments will be paid in respect of any shares of Common Stock that would otherwise be issuable, and the amount of such cash adjustments shall be determined in good faith by the board of directors of Owens Realty Mortgage, Inc. As promptly as practicable after the determination of the amount of cash, if any, to be paid to Limited Partners of OMIF, Owens Realty Mortgage, Inc. will forward payments to such Limited Partners.

Q:	Will Owens Realty Mortgage, Inc. make distributions in the future?

A:
We currently intend to distribute substantially all REIT taxable income and net capital gain on a monthly basis to the extent practicable, consistent with OMIF’s current policy to distribute all of its net income available for distribution. “Net income available for distribution” means profits and losses reduced by amounts set aside for the restoration or creation of reserves and increased by the reduction or elimination of reserves at the discretion of Owens Financial Group, Inc. Although we generally do not plan to make distributions in excess of our REIT taxable income and any net capital gain, we may do so from time to time. As a REIT, Owens Realty Mortgage, Inc. generally will be required to distribute annually at least 90% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). REIT taxable income generally is the net income of a REIT determined for U.S. federal income tax purposes subject to specified adjustments, including a deduction for dividends paid and excluding net capital gain. A distribution of REIT taxable income or net capital gain generally will be a taxable distribution to you and will not represent a return of capital for U.S. federal income tax purposes. If we make distributions in excess of our REIT taxable income and any net capital gain, the excess portion of these distributions generally would represent a non-taxable return of capital for such purposes up to your tax basis in your Owens Realty Mortgage, Inc. stock and then generally capital gain. The portion of any distribution treated as a return of capital for U.S. federal income tax purposes would reduce your tax basis in your Owens Realty Mortgage, Inc. stock by a corresponding amount. If the REIT conversion is completed, we plan to continue to make distributions. The actual amount and timing of the distributions will be as authorized by the board of directors of, and declared by, Owens Realty Mortgage, Inc., and will depend on, among other factors, our financial condition and earnings. In order to maintain our status as a REIT, we may be required to make distributions in excess of available cash. In this situation, we expect we may need to borrow funds or raise capital by selling assets to meet our distribution requirements.

If you dispose of your shares of Common Stock before the close of business on the record date for a distribution payment, you will not receive that distribution payment.

Q:	Are there risks I should consider in deciding whether to vote for the merger proposal?

A:	Yes, in evaluating the merger proposal, you should consider carefully the following factors:

• You will lose your redemption rights in connection with the REIT conversion.  The Partnership Agreement provides that in no event shall the sum of all withdrawals permitted under the Partnership Agreement, together with certain permitted transfers and distributions of net proceeds under the Partnership Agreement, exceed 10% of the aggregate capital accounts of all outstanding LP Units in any calendar year, except upon a vote of the Limited Partners to dissolve OMIF. The redemption demands have exceeded this limit. Consequently, many Limited Partners who would like to attain liquidity for their LP Units have been unable to do so within the timeframe they desire. As of September 30, 2012, Limited Partners holding approximately 108,200,000 LP Units, representing approximately 38% of all outstanding LP Units and units represented by the Carried Interest and GP Contribution Interest, had requested withdrawals. These requests to redeem LP Units total approximately $102,192,000 (tax basis) and represent approximately 38% of OMIF’s total tax basis capital. There may be significant initial downward pressure on the market price of the Common Stock after the REIT conversion because of these redemption requests and, as a result, you may receive less upon a sale of the Common Stock than what you may be able to receive either by exercising your redemption rights or in connection with a liquidation of OMIF.

• Based upon its intended qualification as a non-publicly traded partnership, the U.S. federal income tax rules governing OMIF are less complex compared to such rules governing REITs. Because we have never operated as a REIT and our management has no experience managing a REIT and complying with the complicated REIT qualification requirements, we may not be able to successfully manage our business as a REIT. Moreover, assuming OMIF is not treated as a publicly traded partnership, it is not subject to U.S. federal income taxes. In contrast, Owens Realty Mortgage, Inc. will be subject to U.S. federal income taxation if it fails to qualify as a REIT and, even if it qualifies as a REIT, a portion of its income may be subject to U.S. federal income taxation.   See “Material United States Federal Income Tax Consequences” in the proxy statement/prospectus.

• Owens Financial Group, Inc. will continue to face the same conflicts of interest in managing the affairs of Owens Realty Mortgage, Inc. as currently exist in connection with its management of OMIF. For example, Owens Financial Group, Inc. will face conflicts of interest arising from our fee structure as its compensation will be based on the volume and size of loans selected for us. Owens Financial Group, Inc. will also face conflicts of interest concerning the allocation of its time between our activities and its other activities, including managing other funds with objectives and policies similar to ours. See “Conflicts of Interest” in the proxy statement/prospectus.

• Owens Realty Mortgage, Inc. will be dissolved on December 31, 2034 unless the charter of Owens Realty Mortgage, Inc. is amended. As we move closer to the dissolution date, we expect to stop making new loans and we expect that our stock price will approach our book value per share. We cannot assure you that the market price of our Common Stock will not fluctuate or decline significantly in the future.

• We will incur certain increased costs as a result of being a listed company.

• You should also consider the specific factors discussed in the “Risk Factors” section beginning on page 19 of the proxy statement/prospectus.

Q:	What do I need to do now?

A:
You should carefully read and consider the information contained in the proxy statement/prospectus, including its annexes. You should then complete and sign the proxy card and return it in the enclosed postage-paid envelope as soon as possible so that your LP Units can be voted at the special meeting. If you do not include instructions on how to vote your properly signed proxy, your LP Units will be voted “FOR” the adoption and approval of the merger agreement and the approval of the transactions contemplated thereby.

Q:	May I vote in person?

A:	Yes. You may attend the special meeting and vote your LP Units in person whether or not you have already authorized a proxy to vote your LP Units.

Q:	May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you would like to revoke your proxy to our general partner, Owens Financial Group, Inc., at 2221 Olympic Boulevard, Walnut Creek, California 94595. Second, you can complete and return a new proxy card, dated as of a later date. Third, you can attend the special meeting and vote in person. Your attendance alone at the special meeting will not revoke your proxy.

Q:	What vote is required to approve the merger proposal?

A:
The adoption and approval of the merger agreement and the approval of the transactions contemplated thereby require the affirmative vote of Limited Partners holding at least a majority of the outstanding LP Units (excluding any LP Units held by Owens Financial Group, Inc.) as of the close of business on the record date. If you do not vote, it will have the same effect as voting against the merger proposal. As of the close of business on the record date, the affirmative vote of Limited Partners holding at least 138,782,045 LP Units will be required to approve the merger proposal.

Q:	When do we expect to complete the merger?

A:
We are working toward completing the merger as quickly as possible. We currently expect to complete the merger as soon as practicable after the requisite approval is obtained at the special meeting and the closing conditions are satisfied or waived.

However, OMIF reserves the right to cancel or defer the merger even if Limited Partners vote to approve the merger proposal and the other conditions to the consummation of the merger are satisfied or waived if the board of directors of Owens Financial Group, Inc., as the sole general partner of OMIF, determines that the merger is no longer in the best interests of OMIF and the Limited Partners. There is no time limit for OMIF to cancel or defer the merger.

Q:	Am I entitled to dissenters’ rights?

A:	You are not entitled to dissenters’ or appraisal rights in connection with the merger and REIT conversion. See “Terms of the Merger – Absence of Dissenters’ Rights” in the proxy statement/prospectus.

Q:	Where will my new Common Stock be traded?

A:
Owens Realty Mortgage, Inc. will apply to have its shares of Common Stock listed on the NYSE MKT or on a national securities exchange acceptable to Owens Realty Mortgage, Inc.  If the shares of Common Stock are not approved for listing on the NYSE MKT or on a national securities exchange acceptable to Owens Realty Mortgage, Inc., we will not complete the merger.

Q:	Who is paying for the expenses incurred in connection with the REIT conversion?

A:	OMIF will pay for all expenses incurred in connection with the REIT conversion.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or the REIT conversion, or if you need additional copies of the proxy statement/prospectus, you should contact our proxy solicitor at:

Georgeson Inc. 199 Water Street, 26th Floor New York, NY 10038 Toll Free Number: 866-821-0284

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain statements that constitute forward-looking statements, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of OMIF or Owens Realty Mortgage, Inc. to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements.

In some cases you can identify forward-looking statements by terms such as “anticipate,” “project,” “may,” “intend,” “might,” “will,” “could,” “would,” “expect,” “believe,” “estimate,” “potential,” by the negative of these terms and by similar expressions. These forward-looking statements reflect OMIF’s and Owens Realty Mortgage, Inc.’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond their ability to control or predict. You should not put undue reliance on any forward-looking statements. These forward-looking statements present OMIF’s and Owens Realty Mortgage, Inc.’s estimates and assumptions only as of the date of this communication.

Important factors that could cause actual results to differ materially and adversely from those expressed or implied by the forward-looking statements are listed in the proxy statement/prospectus.  The list of factors contained in the proxy statement/prospectus that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Therefore, all forward-looking statements should be evaluated with the understanding of their inherent risk and uncertainty. Except for OMIF’s and Owens Realty Mortgage, Inc.’s ongoing obligations to disclose material information as required by U.S. federal securities laws, neither company intends to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this communication.

ADDITIONAL INFORMATION AND CAUTIONARY STATEMENT

This communication may be deemed to be solicitation material in respect of the proposed merger between Owens Realty Mortgage, Inc. and OMIF.  In connection with the proposed merger, Owens Realty Mortgage, Inc. has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement of OMIF and a prospectus of Owens Realty Mortgage, Inc. with respect to the proposed merger. The registration statement has been declared effective with the SEC. Notice of a special meeting and a definitive proxy statement/prospectus was mailed on or about February 14, 2013 to limited partners of OMIF who held limited partner units of OMIF as of January 28, 2013. LIMITED PARTNERS OF OMIF ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO)

AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain documents free of charge at the website maintained by the SEC at www.sec.gov or by calling our proxy solicitor, Georgeson Inc., at 1-866-821-0284. You may also read and copy any document filed with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

LIMITED PARTNERS OF OMIF SHOULD READ THE FORM S-4 AND PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.